AMENDED AND RESTATED FEE WAIVER AND EXPENSE
REIMBURSEMENT RECOUPMENT AGREEMENT

THIS AMENDED AND RESTATED AGEREEMENT (“Agreement”) effective as of this 22 day of  September, 2009, by and between TD Asset Management USA Funds Inc., a Maryland corporation (the “Company”) and TDAM USA Inc., a Delaware corporation (the “Investment Manager”).

WHEREAS, the Company is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”) currently consisting of twelve separate series (the “Portfolios”); and

WHEREAS, pursuant to the Investment Management Agreement between the Company, on behalf of each series, and the Investment Manager, dated October 15, 1996, and amended as of September 1, 2000, June 1, 2005, February 1, 2006, September 18, 2006, June 17, 2008, March 10, 2009 and June 29, 2009 (the Investment Management Agreement”), the Investment Manager renders investment advisory services to each series for compensation based on the value of the average daily net assets of such series;

WHEREAS, each of TDAM Institutional Money Market Fund, TDAM Institutional U.S. Government Fund and TDAM Institutional Municipal Money Market Fund, each a series of the Company, currently issues its shares in three classes: Institutional Class, Institutional Service Class and Commercial Class; TDAM Institutional Treasury Obligations Money Market Fund, as series of the Company, currently issues its share in four classes: Institutional Class, Institutional Service Class, Commercial Class and Class A; and each of TDAM Short-Term Investment Fund and TDAM Short-Term Bond Fund, each a series of the Company, currently issues a single class of shares (each such series, a “Fund” and each such class, a “Class”);

WHEREAS, the parties hereto were parties to a Fee Waiver and Expense Reimbursement Recoupment Agreement dates as of December 18, 2006 relating to the recoupment of fees waived and expenses reimbursed by the Investment Manager with respect to certain Funds and Classes of the Company;

WHEREAS, the parties wish to enter into this amended and restated Agreement to prove for the recoupment of fees waived and expenses reimbursed by the Investment Manager with respect to certain additional Funds and Classes of the Company;

WHEREAS, the Investment Manager has voluntarily agreed to waive all or a portion of its fee payable under the Investment Management Agreement and/or to pay or reimburse each New Class for all or a portion of its expenses not otherwise required to be borne or reimbursed by the Investment Manager (in each case, a “Voluntary Waiver” and collectively, the “Voluntary Waivers”), so that the annualized ratio of (i) total operating expenses for the Institutional Class of each of TDAM Institutional Money Market Fund, TDAM Institutional U.S. Government Fund, TDAM Institutional Municipal Money Market Fund and TDAM Institutional Treasury Obligations Money Market Fund do not exceed 0.20% of its average daily net assets; (ii) total operating expenses for the TDAM Institutional Service Class of each of TDAM Institutional Money Market Fund, TDAM Institutional U.S. Government Fund, TDAM Institutional Municipal Money Market Fund TDAM Institutional Treasury Obligations Money Market Fund do not exceed 0.45% of its average daily net assets; and (iii) total operating expenses for the Commercial Class of each of TDAM Institutional Money Market Fund, TDAM Institutional U.S. Government Fund, TDAM Institutional Municipal Money Market Fund do not exceed 0.85% of the average daily net assets of such class; (iv) total operating expenses for the Commercial Class of TDAM Institutional Treasury Obligations Money Market Fund  do not exceed 0.95% of the average daily net assets of such Class; (v) total operating expenses for Class A of TDAM Institutional Treasury Obligations Money Market Fund  do not exceed 0.75% of the average daily net assets of such Class; (vi) total operating expenses for TDAM Short-Term Investment Fund do not exceed 0.35% of its average daily net assets; and (vii)total operating expenses for TDAM Short-Term Bond Fund do not exceed 0.43% of its average daily net assets (each, and “Expense Cap”),  such Voluntary Waivers being subject to cancellation or modification by the Investment Manager at any time; and

WHEREAS, the Investment Manager seeks to be reimbursed for amounts it waives or pays under the Voluntary Waivers, subject to the limitations set out herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.           With respect to each Fund and Class, any amount waived or paid by the Investment Manager pursuant to a Voluntary Waiver (a “Waived Amount”) shall be repaid to the Investment Manager by the respective Fund; provided , that a Fund shall not repay any such Waived Amount to the Investment Manager if such payment shall cause such Fund’s or the relevant Class’ total operating expenses (on an annualized basis) to exceed the Expense Cap applicable to such Fund or Class as the case may be, at the time the relevant Waived Amount was waived or reimbursed by the Investment Manager; provided further, that no Waived Amount shall be repaid to the Investment Manager more than two years after the end of the fiscal year during which such Waived Amount was waived or reimbursed.

2. This Agreement may not be assigned by the Company or the Investment Manager without the consent of the other party.

3. This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

4. This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board of Directors of the Company (the “Board”), including a majority of the Directors who are not “interested persons” of the Company within the meaning of the 1940 Act and who have no direct or indirect interest in this Agreement, and such amendment is set forth in a written instrument signed by each of the parties hereto.

5. This Agreement may not be terminated except by a written instrument signed by each of the parties hereto.

6. This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.  This Agreement shall be construed in accordance with applicable federal law and the laws of the State of New York.  Anything herein to the contrary notwithstanding, this Agreement shall not be construed to require, or to impose any duty upon, either of the parties to do anything in violation of applicable laws or regulations.

IN WITNESS WHEREOF, the parties hereto have agreed to this Agreement to be executed as of the day and year first set forth above.

TD ASSET MANAGEMENT USA FUNDS INC.

/s/ Mark Bell
By: Mark Bell
Title: President and Chief Executive Officer

TDAM USA Inc.

/s/ Michele Teichner
By: Michele Teichner
Title: Managing Director